

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

<u>Via E-mail</u>
Mr. Kristian Shiorring
Chief Executive Officer
Bioflamex Corporation
Christiansvej 28
2920 Charlottenlund, Denmark

> **Re: Bioflamex Corporation**
> **Form 8-K**
> **Filed October 17, 2012**
> **File No. 000-53712**

Dear Mr. Shiorring:

We issued comments on the above captioned filing on November 1, 2012**.** On November 19, 2012**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact me at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ Brian V. McAllister

Brian McAllister
Staff Accountant
Office of Beverages, Apparel, and Mining